Exhibit 8.1

Subsidiaries of Biofrontera AG

Subsidiary	Jurisdiction
Biofrontera Bioscience GmbH	Germany
Biofrontera Pharma GmbH	Germany
Biofrontera Development GmbH	Germany
Biofrontera Neuroscience GmbH	Germany
Biofrontera Inc.	Delaware